August 7, 2018

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:       Plantation Corp.

Amendment 1 to

Registration Statement on Form S-1

Filed April 30, 2018

File No. 333-224534

Ladies and Gentlemen:

Plantation Corp. (the “Plantation Corp.” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 11, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	It appears that your address disclosed here and on the registration statement facing page your principal executive office is a rented mailbox at The UPS Store. If so, please revise to disclose this fact and discuss where you conduct your operations. In this regard, we note your disclosure on page 26 that "[t]he principal stockholders also provided, without cost to the Company, office space valued at $200 per month.".

Response: We have revised as instructed and have added disclosure regarding the office space provided by Mr. McGuire.

2.	We note your response to our prior comment 6. Please further revise your disclosure to clearly indicate that you currently do not own any intellectual property rights connected to the company's operations.

Response: We have further revised as instructed.

3.	We note your revisions in response our prior comment 7. Please further revise your risk factor here to clarify that your CEO will need to assign the trademarks to the company for the company to have an interest in them.

Response: We have revised as instructed.

4.	We note your response to our prior comment 18. Please revise your disclosure to set forth the specific exemption(s) claimed for the offers and sales of the shares to the shareholders of Epic Wyoming and Plantation Delaware in the Merger and the facts relied upon for each exemption. Include in your disclosure the number and nature of the shareholders of Epic Wyoming and Plantation Delaware who received shares.

Response: We have revised as instructed, except that we have not disclosed the number and nature of the shareholders of Plantation Delaware as it appears that only approximately 34 of the approximately 258 pre-merger Plantation Delaware shareholders were accredited, and the Company therefore relied upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended, in issuing the merger shares to the Plantation Delaware shareholders.

Thank you for your assistance and review.

Sincerely,

Plantation Corp.

/s/ Robert McGuire Sr.

Robert McGuire Sr.

Chief Executive Officer